Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

MAG Silver Corp. (the “Company”)
Suite 770-800 West Pender Street
Vancouver, BC
V6C 2V6 Canada

Item 2.	Date of Material Change

June 26, 2014

Item 3.	News Release

A news release announcing this material change was issued on June 26, 2014 and a copy has been filed on SEDAR.

Item 4.	Summary of Material Change

On June 26, 2014, the Company announced that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets and Raymond James under which the underwriters have agreed to buy on a bought deal basis 7,320,000 common shares (the "Common Shares"), at a price of C$10.25 per Common Share for gross proceeds of C$75,030,000 (the "Offering").

Item 5.	5.1 – Full Description of Material Change

On June 26, 2014, the Company announced that it has entered into an agreement with a syndicate of underwriters led by BMO Capital Markets and Raymond James under which the underwriters have agreed to buy on a bought deal basis 7,320,000 common shares (the "Common Shares"), at a price of C$10.25 per Common Share for gross proceeds of C$75,030,000 (the "Offering"). The Company has granted the Underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any. The Offering is expected to close on or about July 16, 2014 and is subject to the Company receiving all necessary regulatory approvals.

The net proceeds of the Offering will be used to fund exploration and development of the Company's Juanicipio project in Zacatecas State, Mexico and for working capital and general corporate purposes.

The Common Shares will be offered by way of a short-form prospectus in all of the provinces of Canada, excluding Quebec, and will be offered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system, and on a private placement basis in certain jurisdictions outside Canada and the United States pursuant to applicable prospectus exemptions. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. The securities may not be sold nor may offers to buy be accepted in the United States prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact:

George Paspalas, President and Chief Executive Officer
Phone: (604) 630-1399
Toll free: (866) 630-1399
Fax: (604) 681-0894
Email: info@magsilver.com

Item 9.	Date of Report

June 27, 2014.